6120 S. Yale Avenue • Suite 805 • Tulsa • OK • 74136-4217

Phone 918-481-1119 • Fax 918-492-0990

April 15, 2011

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
NGL Energy Partners LP
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-172186
Filed March 22, 2011

Dear Mr. Owings:

        Set forth below are the responses of NGL Energy Partners LP, a Delaware limited partnership ("we" or the "Partnership"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated April 7, 2011 with respect to Amendment No. 1 ("Amendment No. 1") to the Partnership's Form S-1 initially filed with the Commission on February 11, 2011, File No. 333-172186 (the "Registration Statement"). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2"). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 2, and Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

        Each response is prefaced by the exact text of the Staff's corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Summary, page 1

Formation Transactions and Partnership Structure, page 3

1.
We note your response to comment five in our letter dated March 9, 2011. We continue to believe, however, that this section of the summary is unnecessarily detailed. For example, the members of the NGL Energy GP Investor Group and the NGL Energy LP Investor Group may be referred to collectively and generically noting that each group consists of affiliated parties including your officers and directors. The detailed ownership interests are more appropriate in a separate section in the body of the prospectus. Please revise.

Response: We have revised Amendment No. 1 to provide the ownership information for the NGL Energy GP Investor Group and the NGL Energy LP Investor Group in the Business section of the prospectus. Please see pages 113 and 114.

2.
In your revised ownership interest section, please also disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to NGL Holdings, Inc. and Krimbill Enterprises LP.

Response: We have revised Amendment No. 1 accordingly. Please see pages 113 and 114.

3.
Please disclose the purpose for the split of the common units held by the members of the NGL Energy LP Investor Group into common units and subordinated units. Please also tell us whether the subordinated units will be registered. If not, please tell us why you believe that the issuance of the subordinated units does not need to be registered.

Response: Immediately prior to the closing of the offering, the common units held by the NGL Energy LP Investor Group will be split into a number of common units such that the number of common units being sold in the offering will constitute an approximate 23% limited partner interest in the Partnership (not including any exercise of the over-allotment option). Further, a portion of the common units held by the NGL Energy LP Investor Group will be converted into subordinated units on a pro-rata basis amongst the NGL Energy LP Investor Group such that the number of subordinated units outstanding (and which will all be held by the NGL Energy LP Investor Group) would then be equal to 40% of the total common units and subordinated units outstanding immediately following the closing of the offering (not including any exercise of the over-allotment option).

The purpose of the split of common units held by the members of the NGL Energy LP Investor Group is to adjust the capital structure of the Partnership immediately prior to the closing of the offering to take into account the additional common units contemplated to be issued in the initial public offering such that the NGL Energy LP Investor Group will continue to own after the closing of the offering, limited partner interests (consisting of common units and subordinated units) which represent an approximate 77% limited partner interest (not including any exercise of the over-allotment option). Because the Partnership only intends to sell approximately 23% of its limited partnership interests in the offering and due to the number of common units contemplated to be issued in the offering, we are adjusting through the split, the number of units held by the members of the NGL Energy LP Investor Group so that their dilution is consistent with the terms of the offering. The purpose of the conversion of a portion of those common units held by the NGL Energy LP Investor Group into subordinated units is to provide additional distribution support to the common units by subordinating a portion of the units held by the NGL Energy LP Investor Group to the distributions on the remaining common units in accordance with the terms of our partnership agreement and to provide additional incentives to members of our management to maintain and grow our quarterly distributions.

The subordinated units issued upon conversion of a portion of the common units owned by our existing limited partners (i.e. the NGL Energy LP Investor Group) immediately following the split will be issued to such existing limited partners on a pro-rata basis. The common units and subordinated units are being exchanged by the Partnership with its existing limited partners exclusively and no commission or other remuneration will be paid or given, directly or indirectly, for soliciting such exchange. Accordingly, the subordinated units are exempted securities as contemplated by Section 3(a)(9) of the Securities Act of 1933, as amended and are therefore exempt from registration.

We have also revised Amendment No. 1 to explain the purpose of the conversion of a portion of the common units held by the NGL Energy LP Investor Group into subordinated units. Please see page 8.

Our Cash Distribution Policy and Restrictions on Distributions, page 45

4.
We note your responses to prior comments 16 and 19. Please revise your table to adjust for your expansion capital expenditures. Note that we will not object to offsetting of the capital expansion expenditures against related anticipated borrowings. Further, revise your estimated interest expense to include the incremental cost of borrowing and revise your disclosure as appropriate for the impact on your debt covenants.

Response: We have revised the Partnership Unaudited Pro Forma Cash Available for Distribution and the Partnership Statement of Forecasted Estimated Adjusted EBITDA tables to adjust for expansion capital expenditures. We have also included an offset for such expenditures to indicate amounts that would be borrowed to fund the expansion capital expenditures, as well as an increase to our estimated cash interest paid to reflect the incremental cost of borrowing. Please see pages 47 and 50.

5.
We note your response to prior comment 17. Please provide to us the Partnership Statement of Forecasted Estimated Adjusted EBITDA for the twelve month period ended March 31, 2012. Further, explain to us any significant differences between the two forecast periods. Please be detailed in your analysis and explain any significant reasons for the differences in revenues and expenses. In addition, explain to us and further in your disclosures why the historic propane gas price for the period ended March 31, 2010 is an appropriate forward gas price assumption to be used in your projection. Explain to us why you did not utilize the more recent propane gas price information or forward propane gas price curve in your projection. We may have further comment.

Response: We have revised Amendment No. 1 to provide the Partnership Statement of Forecasted Estimated Adjusted EBITDA for the twelve month period ended March 31, 2010. We also acknowledge the Staff's comment regarding our propane pricing assumptions, and we have revised our forecast to utilize more recent propane pricing information from the quarter ended March 31, 2011. We do not believe it would be appropriate to use the historic propane gas price for the twelve months ended December 31, 2010 as our forward gas price assumption because a calendar year incorporates two different heating seasons, and the pricing used in our pre-sale contracts, which comprise a significant portion of our wholesale segment sales, may vary significantly between heating seasons. Please see page 51.

Index to Financial Statements, page F-1

6.
We note your response to prior comment 29. Please expand your disclosure where you discuss your relationship with the general partner to clearly disclose that the general partner is not obligated to contribute capital to you or guarantee any of your debts or obligations.

Response: As requested, we have added to Note 10 to our unaudited consolidated financial statements an additional comment to indicate that our general partner is not obligated to contribute additional capital or to guarantee any of our debts or obligations. Please see page F-36.

NGL Energy Partners LP, page F-2

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-7

7.
We note your response to prior comment 32. Revise your disclosure to indicate your general partner is entitled to receive certain incentive distributions that could result in less income allocable to common and subordinated unitholders.

Response: As requested, we have added to Note 3 of our pro forma financial statements a comment indicating that our general partner is entitled to receive certain incentive distributions that could result in less income allocable to our common and subordinated unitholders. Please see page F-10.

NGL Energy Partners LP, page F-18

8.
Refer to the top header of your financial statements. We note the periods covered by the financial statement in the header do not match up with the specific periods and the entities presented. Please revise.

Response: We have changed the headings in our unaudited consolidated December 31, 2010 financial statements to match with the periods and entities covered by the financial statements. Please see the top headers on pages F-17 through F-42.

9.
Revise your presentation of unaudited condensed consolidated statements of operations and comprehensive income (loss) on pages F-18 and F-19 to provide supplemental comparable financial statement periods. In that regard, please provide comparable financial statement periods for the three months ended December 31, 2010, and 2009, and for the six months ended September 30, 2010, and 2009, respectively. Please also make conforming changes to the notes to your unaudited condensed consolidated financial statements.

Response: As requested, we have revised our financial statement presentation to present supplemental comparable financial statement periods for the three months ended December 31, 2010 and 2009, and the six months ended September 30, 2010 and 2009. The changes were made for the condensed consolidated statements of income, comprehensive income and cash flows. In addition, we have reformatted our notes to financial statements to reflect conforming changes to present the same time periods for those disclosures applicable to the financial statements. Lastly, we have revised our Management Discussion and Analysis presentation to provide comparative discussion and analysis for the three months ended December 31, 2010 and 2009 and for the six months ended September 30, 2010 and 2009.

10.
Notwithstanding the above comments, please explain to us in detail the appropriateness of your determination that NGL Supply, Inc. was your predecessor entity for accounting purposes in light of no step up in its basis upon your formation in October 2010. Refer to Rule 405 of Regulation C.

Response: We have made the change requested by comment ten and during our telephone conversation with the Staff. The specific change made was to eliminate the use of "predecessor" and "predecessor entity." Instead we have used "NGL Supply" and have indicated that NGL Supply is the "acquiring entity" in our combination.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2—Pro Forma Adjustments, page F-10

11.
Refer to footnote (h). Please reconcile for us the $7,000 increase to annual depreciation and amortization expenses to the corresponding pro forma adjustment of $1,379 as presented on page F-7.

Response: We have provided additional information to footnote 2(h) to disclose the average overall depreciation rate. As discussed during our telephone conversation with the Staff, the amount of $7,000 in the footnotes is not in thousands, whereas the $1,379 amount in the pro forma income statement is expressed in thousands. The $7,000 should have been $10,000 and has been adjusted accordingly. The average depreciation and amortization rate for the Hicksgas assets is 10% based on the preliminary allocation. Thus, if the allocation were to change the amounts allocated to property and intangible assets by $100 thousand ($100,000), the impact on depreciation and amortization would be $10 thousand ($10,000). Please see page F-10.

NGL Energy Partners LP Financial Statements

Note 3.  Acquisitions, page F-26

Pro Forma Results of Operations, page F-27

12.
Please explain us your basis and why it is meaningful to present non-comparable pro forma results of operations for the six months period ended September 30, 2010 and for the nine months period ended December 31, 2009, respectively.

Response: We have modified the pro forma disclosure information in Note 3 to our condensed consolidated financial statements as of December 31, 2010 to provide columns comparable to the presentation in the statement of operations. Please see page F-28.

        If you have any questions or comments concerning these responses, please call Craig Jones, our Chief Financial Officer, at (918) 481-1119 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,
NGL Energy Partners LP
By:	NGL Energy Holdings LLC, its general partner
By:	/s/ H. MICHAEL KRIMBILL H. Michael Krimbill Chief Executive Officer
cc:
David P. Elder, Akin Gump Strauss Hauer & Feld LLP